Exhibit 19.1
BKV CORPORATION
INSIDER TRADING POLICY
Effective: September 26, 2024
This Insider Trading Policy (this “Policy”) applies to all directors, officers and employees of BKV Corporation and its subsidiaries (collectively, the “Company”) and their immediate family members (all such persons are referred to as “Insiders”).
This Policy applies to all trading or other transactions in the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.
This Policy also applies to all trading or other transactions in the securities of other companies with which the Company has a business relationship, including common stock, options and other securities issued by those companies, as well as derivative securities relating to any of those companies’ securities.
Purpose
Federal and state securities laws prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or the securities of certain other companies or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “nonpublic.” These terms are defined in this Policy under Part I, Section 2 below. These prohibitions apply to any director, officer or employee who buys or sells securities on the basis of material nonpublic information that he or she obtained about the Company, its customers, suppliers, partners, competitors or other companies with which the Company has contractual relationships or may be negotiating transactions.
Structure
This Policy is divided into two parts:
Part I: Applies to all Insiders.
Part II: Imposes special additional trading restrictions and applies to the following “Covered Persons”:
•all directors of the Company and all officers of the Company who are required to file reports pursuant to Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”); and
•certain other employees that the Company may designate from time to time as “Covered Persons” because of their position or responsibilities or their actual or potential access to material information.

PART I: PROHIBITIONS ON INSIDERS
1. General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information
•No Insider may purchase or sell, offer to purchase or sell or engage in any transaction that results in a purchase or sale of, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. The terms “material” and “nonpublic” are defined in Part I, Section 2 below.
•No Insider who knows of any material nonpublic information about the Company may communicate that information to (“tip”) any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.
•No Insider may purchase or sell any security of any other publicly-traded company while in possession of material nonpublic information that was obtained in the course of his or her involvement with the Company. No Insider who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.
•No Insider may engage in short sales of Company securities wherein the individual borrows securities, sells them and then buys the securities at a later date to replace the borrowed securities.
•No Insider may buy or sell puts, calls, equity swaps, collars, options or other derivative securities on the Company’s securities.
•No Insider may engage in hedging or monetization transactions or similar arrangements with respect to Company securities.
•For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Compliance Officer. The term “Compliance Officer” is defined in Part I, Section 3 below.
•Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 2 below.
2. Definitions of Material Nonpublic Information
Insider trading restrictions apply only if the information you possess is both “material” and “nonpublic.”
Material. Information is generally regarded as “material” if the information is something that a reasonable investor would consider important before making a decision to buy, sell or hold a security. Information that could reasonably be expected to affect the market price of securities (either positively or negatively) is also material.

Common examples of material information are:

•significant changes in the Company’s prospects	•major changes in accounting methods or policies
•significant write-downs in assets or increases in reserves	•award or loss of a significant contract
•developments regarding significant litigation or government agency investigations	•cybersecurity risks and incidents, including vulnerabilities and breaches
•liquidity problems, including a potential bankruptcy or restructuring	•changes in debt ratings
•earnings information, earnings estimates or other financial results
•proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, joint ventures, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets

•changes in earnings estimates or unusual gains or losses in major operations
•major changes in the Company’s management or the board of directors	•offerings or repurchases of Company securities
•changes in dividends	•the gain or loss of a significant customer or supplier
•extraordinary borrowings or other financing transactions	•significant related party transactions
These are examples only. Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger or acquisition, the point at which negotiations are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should either (1) consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or (2) assume that the information is material.
Nonpublic. Nonpublic information is information that is not generally known or available to the public. The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disclosed in a manner designed to reach investors generally (e.g., by means of a press release or public filings with the Securities and Exchange Commission (the “SEC”)), and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second (2nd) trading day after the information was publicly disclosed before you can treat the information as public.
If you are not sure whether information is considered nonpublic, you should either (1) consult with the Compliance Officer or (2) assume that the information is nonpublic and treat it as confidential.
3. Compliance Officer. The Company has appointed the Chief Legal Officer of the Company (or his or her designee) as the “Compliance Officer” for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:
•assisting with implementation and enforcement of this Policy;
•circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
•pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II below;
•providing approval of any Rule 10b5-1 plans and any prohibited transactions under Part II below; and
•providing a reporting system with an effective whistleblower protection mechanism.
5. Exceptions to Trading Restrictions
The trading restrictions of this Policy do not apply to the following:
ESPP. Purchasing Company stock through periodic, automatic payroll contributions to the Company’s Employee Stock Purchase Plan and any successor plan (the “ESPP”). However, trading restrictions under this Policy will apply to electing to enroll in the ESPP, making any changes in your elections under the ESPP and selling any Company stock acquired under the ESPP.
Options. Exercising any stock options granted under the Company’s 2024 Equity and Incentive Compensation Plan and any successor plan and paying for the exercise price with cash or the delivery of previously owned Company stock. However, trading restrictions under this Policy will apply to the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options.
6. Violations of Insider Trading Laws
Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.
Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.
The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.
Company-Imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.
7. Inquiries
If you have any questions regarding any of the provisions of this Policy, please contact the Compliance Officer.
PART II: REQUIREMENTS FOR COVERED PERSONS
1. Blackout Periods
All Covered Persons are prohibited from trading in the Company’s securities during blackout periods as defined below.
Quarterly Blackout Periods. Trading in the Company’s securities is prohibited during the period beginning on the fifteenth (15th) day of the third month of each fiscal quarter and ending at the close of business on the second (2nd) trading day following the date the Company’s financial results for such quarter are publicly disclosed. During these periods, Covered Persons generally possess or are presumed to possess material nonpublic information about the Company’s financial results.
Event-Specific Blackout Periods. From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or investigation and assessment of cybersecurity incidents) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it may (i) notify the Covered Persons affected or (ii) cause the Compliance Officer to decline to clear any requested transaction. Any person who is made aware of the existence of a special blackout period should not disclose the existence of such special blackout period to any other person.
Regulation BTR Blackout Periods. All directors of the Company and all officers of the Company who are required to file reports pursuant to Section 16 of the Exchange Act (each, a “Section 16 Person”) are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary. These blackout periods are required by the SEC’s Regulation Blackout Trading Restriction and the Company will provide such persons with notice of such Regulation BTR blackout.
Approved 10b5-1 Plan Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction or arrangement under Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) that meets the following conditions (an “Approved 10b5-1 Plan”):
(i)the 10b5-1 Plan has been reviewed and approved by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer);
(ii)no transactions occur under the 10b5-1 Plan until the expiration of a cooling-off period consisting of:
•with respect to a Section 16 Person, the later of:
o90 days after the adoption of the 10b5-1 Plan; and
otwo (2) business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Plan was adopted (but, in any event, subject to a maximum of 120 days after the adoption of the 10b5-1 Plan);
•with respect to a Covered Person who is not a Section 16 Person, 30 days after the adoption of the 10b5-1 Plan;
(iii)the 10b5-1 Plan was entered into or adopted in good faith by the Covered Person, and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b5-1 under the Exchange Act, at a time when the Covered Person was not in possession of material nonpublic information about the Company or the applicable security;
(iv)with respect to a Section 16 Person, the 10b5-1 Plan includes a representation from such person certifying, on the date of adoption of the 10b5-1 Plan, the following:
•the Section 16 Person is not aware of any material nonpublic information about the Company or the applicable security; and
•the Section 16 Person is adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b5-1 under the Exchange Act;
(v)the Covered Person has acted in good faith with respect to the 10b5-1 Plan; and
(vi)the 10b5-1 Plan gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

Any modification or change to the amount, price or timing of the purchase or sale of the securities (or a modification or change to a written formula or algorithm, or computer program that affects the amount, pricing or timing of the purchase or sale of the securities) underlying a 10b5-1 Plan will, for purposes of the approval and other requirements set forth in this Policy, be treated as a termination of such 10b5-1 Plan and the adoption of a new 10b5-1 Plan, and will require the satisfaction of the foregoing conditions, including a new cooling-off period as set forth in paragraph (ii) above.
2. Pre-Clearance of Securities Transactions
•Because Covered Persons are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading without first pre-clearing all transactions in the Company’s securities.
•Subject to the exemption in the fourth bullet point of Part II, Section 2, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.
•The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two (2) business days following the day on which it was granted. If the transaction does not occur during the two (2) day period, pre-clearance of the transaction must be re-requested.
•Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.
3. Prohibited Transactions
Covered Persons, including any such person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Compliance Officer:
•Short-term trading. Covered Persons who (A) purchase Company securities may not sell any Company securities of the same class for at least six (6) months after the purchase or (B) sell any Company securities may not purchase any Company securities of the same class for at least six (6) months after the sale;
•Trading on margin or pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and
•Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

ACKNOWLEDGMENT AND CERTIFICATION
The undersigned does hereby acknowledge receipt of the Company’s Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

__________________________________ (Signature)
__________________________________ (Please print name)
Date: ________________________